UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NUPATHE INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059M100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059M100

1.	Names of Reporting Persons. Battelle Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by	6.	Shared Voting Power 2,174,823*
Each Reporting	7.	Sole Dispositive Power 0
Person With:	8.	Shared Dispositive Power 2,174,823*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,823*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%*
12.	Type of Reporting Person PN

*All share numbers and ownership percentages reported herein include an additional 900,000 shares of Common Stock that may be acquired by Battelle Ventures, L.P. upon the conversion of 900 shares of Series A Preferred Stock and an additional 8,443 shares of Common Stock available for purchase under Warrants.

CUSIP No.	67059M100

1.	Names of Reporting Persons. Innovation Valley Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by	6.	Shared Voting Power 267,987*
Each Reporting	7.	Sole Dispositive Power 0
Person With:	8.	Shared Dispositive Power 267,987*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,987*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%*
12.	Type of Reporting Person PN

*All share numbers and ownership percentages reported herein include an additional 100,000 shares of Common Stock that may be acquired by Innovation Valley Partners, L.P. upon the conversion of 100 shares of Series A Preferred Stock and an additional 938 shares of Common Stock available for purchase under Warrants.

CUSIP No.	67059M100

1.	Names of Reporting Persons. BVP GP, LLC

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by	6.	Shared Voting Power 2,174,823*
Each Reporting	7.	Sole Dispositive Power 0
Person With:	8.	Shared Dispositive Power 2,174,823*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,823*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%*
12.	Type of Reporting Person OO

*All share numbers and ownership percentages reported herein include an additional 900,000 shares of Common Stock that may be acquired by Battelle Ventures, L.P. upon the conversion of 900 shares of Series A Preferred Stock and an additional 8,443 shares of Common Stock available for purchase under Warrants.

CUSIP No.	67059M100

1.	Names of Reporting Persons. IVP GP, LLC

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by	6.	Shared Voting Power 267,987*
Each Reporting	7.	Sole Dispositive Power 0
Person With:	8.	Shared Dispositive Power 267,987*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,987*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%*
12.	Type of Reporting Person OO

*All share numbers and ownership percentages reported herein include an additional 100,000 shares of Common Stock that may be acquired by Innovation Valley Partners, L.P. upon the conversion of 100 shares of Series A Preferred Stock and an additional 938 shares of Common Stock available for purchase under Warrants.

Item 1 (a)	Name of Issuer: NuPathe Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices: 227 Washington Street, Suite 200 Conshohocken, PA 19428

Name of Person Filing:

The names of the persons filing this statement on Schedule 13G (the “Reporting Persons”) are:
Item 2 (a)
Battelle Ventures, L.P. Innovation Valley Partners, L.P. BVP GP, LLC IVP GP, LLC

Item 2 (b)	Address of Principal Business Office or, if none, Residence: The principal business office of each Reporting Person is: Suite 150, 100 Princeton South Corporate Center Ewing, New Jersey 08628

Item 2 (c)	Citizenship:

Battelle Ventures, L.P. is a Delaware limited partnership.

Innovation Valley Partners, L.P. is a Delaware limited partnership.

BVP GP, LLC is a Delaware limited liability company.

IVP GP, LLC is a Delaware limited liability company.

Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2 (e)	CUSIP Number: 67059M100

Item 3	Not Applicable.

Item 4	Ownership.

(a) Amount beneficially owned:

The Reporting Persons collectively beneficially own 2,442,810 shares of Common Stock

(b) Percent of class:

The Reporting Persons collectively beneficially own 11.7% of the Common Stock outstanding as reported on the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 21, 2012.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Not applicable.

(ii) Shared power to vote or to direct the vote

Battelle Ventures, L.P. and its general partner, BVP GP, LLC, have shared voting power with respect to 2,174,823 shares of Common Stock (includes 900,000 shares of Common Stock issuable upon the conversion of 900 shares of immediately convertible Series A Preferred Stock and Warrants immediately exercisable for the purchase of 8,443 shares of Common Stock).

Innovation Valley Partners, L.P. and its general partner, IVP GP, LLC, have shared voting power with respect to 267,987 shares of Common Stock (includes 100,000 shares of Common Stock issuable upon conversion of 100 shares of immediately convertible Series A Preferred Stock and Warrants immediately exercisable for the purchase of 938 shares of Common Stock).

BVP GP, LLC and IVP GP, LLC do not directly own shares of Common Stock or warrants exercisable for or preferred stock convertible into Common Stock. BVP GP, LLC is the general partner of Battelle Ventures, L.P. IVP GP, LLC is the general partner of Innovation Valley Partners, L.P. As such, BVP GP, LLC and IVP GP, LLC have effective control over the voting and disposition of the securities owned by Battelle Ventures, L.P. and Innovation Valley Partners, L.P., respectively. BVP GP, LLC and IVP GP, LLC are under common control; however, under the “rule of three,” there are no other beneficial owners of the shares of Common Stock (including warrants exercisable for and preferred stock convertible into Common Stock) reported on this schedule.

(iii) Sole power to dispose or to direct the disposition of

Not applicable.

(iv) Shared power to dispose or to direct the disposition of

Battelle Ventures, L.P. and its general partner, BVP GP, LLC, have shared power to dispose or direct the disposition of 2,174,823 shares of Common Stock (includes 900,000 shares of Common Stock issuable upon the conversion of 900 shares of immediately convertible Series A Preferred Stock and Warrants immediately exercisable for the purchase of 8,443 shares of Common Stock).

Innovation Valley Partners, L.P. and its general partner, IVP GP, LLC, have shared power to dispose or direct the disposition of 267,987 shares of Common Stock (includes 100,000 shares of Common Stock issuable upon the conversion of 100 shares of immediately convertible Series A Preferred Stock and Warrants immediately exercisable for the purchase of 938 shares of Common Stock).

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	Battelle Ventures, L.P.

	By:	BVP GP, LLC, as General Partner

		By:	/s/ Rakefet Kasdin
Rakefet Kasdin
Member

BVP GP, LLC

	By:	/s/ Rakefet Kasdin
Rakefet Kasdin
Member

Innovation Valley Partners, L.P.

	By:	IVP GP, LLC, as General Partner

		By:	/s/ Rakefet Kasdin
Rakefet Kasdin
Member

IVP GP, LLC

	By:	/s/ Rakefet Kasdin
Rakefet Kasdin
Member